SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 4, 2003

TELIASONERA AB

(Translation of registrant’s name into English)

Markackagatan 11 S-123 86 Farsta, Sweden
(Address of principal executive offices)

0-30340

(Commision File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2003	TELIASONERA AB

	By:	/s/ Jan Henrik Ahrnell Vice President and Legal Counsel

Press Release
December 4, 2003

TeliaSonera Sweden proposes opening fixed telephony subscriptions to competition

TeliaSonera Sweden proposes that fixed telephony subscriptions be opened to competition. Several operators could sell services that are included in fixed telephony subscriptions today. In addition, customer will have greater freedom of choice to select a customised, personal solution and the services that will be included in the subscriptions.

“This is the last part of the Swedish telecom market that is not completely open to competition today and we want it open. It’s good for customers, for TeliaSonera and for other operators,” says Marie Ehrling, head of TeliaSonera Sweden.

A fixed telephony subscription consists of several parts today – the connection to the copper network, telephony service, customer service, and associated services such as voicemail and caller ID. Today, customers who only use an ADSL connection for their communications must also pay for fixed telephony and related services that are not utilised.

This is not a favourable situation for anyone. TeliaSonera Sweden therefore wants to open up the market by proposing wholesale sales of network connections at cost-based prices for other operators. Other services are to be sold in a competitive market at market prices. The fixed telephony subscription market would thus be open to competition. Telephony traffic is already sold in a competitive market today.

TeliaSonera’s proposal would mean more freedom and greater responsibility for operators. Services that are included in fixed telephony subscriptions today could be sold by more operators, either as combined or as separate services.

“Large telecom providers like TeliaSonera want to offer their own broad-based solutions, while smaller operators might only want to produce selected services and purchase others. Competition in the fixed telephony subscription market can create a flora of new services,” says Marie Ehrling.

TeliaSonera Sweden has submitted its proposal to the Swedish Post and Telecom Agency (PTS). TeliaSonera Sweden could start providing and resell subscriptions based on its model already in the second half of 2004. After year-end 2003, TeliaSonera Sweden will initiate discussions with other operators in the market.

_______________________________________________
For further information journalists can contact:
Ola Kallemur, Head of External Communications, TeliaSonera Sweden,
phone +46 70 600 12 59

Forward-Looking Statements
Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of September 2003 TeliaSonera had 11,558.000 mobile customers and 8,025,000 fixed customers and 1,555,000 internet customers in its home markets. Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange, the Helsinki Exchanges and the Nasdaq Stock Market in the USA. Pro forma net sales January-September 2003 amounted SEK 60,7 billion (EUR 6.8 billion). The number of employees was 26,216.